                                                                     EXHIBIT 20


Contact:   T. Scott Cobb                   Mike J. Boling, CPA
           Chief Executive Officer                 Executive Vice President and
           901-754-6577                    Chief Financial Officer
                                           901-754-6577

              SCB COMPUTER TECHNOLOGY REPORTS FIRST QUARTER RESULTS

                      ------------------------------------
                  JACK R. BLAIR ELECTED CHAIRMAN OF THE BOARD

MEMPHIS, Tenn. (August 31, 2000) -- SCB Computer Technology, Inc. today announced results for its first quarter ended July 31, 2000. Revenues for the first quarter were $35.9 million compared with $44.0 million a year ago. Net income for the quarter was $593,000, or $0.02 per share (diluted), compared with $2,386,000, or $0.10 per share (diluted), in the first quarter last year. Net income for the quarter ended July 31, 2000, included a net gain of $826,000, or $0.03 per share (diluted), from the sale of a business unit.

         Commenting on the results, T. Scott Cobb, chief executive officer, said, "Results for the first quarter of fiscal 2001 were ahead of our plan. We continue to take the necessary steps to position the Company for profitable growth by focusing our efforts on SCB's core competencies. We are experiencing good demand for professional services, with the number of billable employees beginning to stabilize and the average hourly billing rate showing an increase from the third and fourth quarters of fiscal 2000. We are optimistic about the future of our company."

          SCB also announced that Jack R. Blair has been elected to serve as its non-executive Chairman of the Board. Mr. Blair replaces Ben C. Bryant, Jr. who has retired from all of his positions with the Company, including as a director of SCB. These actions are effective as of September 1, 2000. Mr. Bryant also will not become a consultant to SCB as previously announced.

          Mr. Blair, age 58, has been a director of SCB since December 14, 1999. He previously was a Group President of Smith & Nephew plc (NYSE:SNN), a global medical device company, from 1987 until his retirement in 1998, where his responsibilities included all of the company's activities in North and South America and Japan. He also was a member of the board of directors and continues to serve as a consultant to Smith & Nephew plc. Mr. Blair is a director of AdvaMed, a health industry manufacturers association; National Bank of Commerce; and Bulab Holdings, Inc., the parent company of Buckman Laboratories, a manufacturer of specialty industrial chemicals. He is active in several civic organizations, including serving as a director of the Memphis Arts Council and the Memphis/Shelby Crime Commission, a trustee of Rhodes College, and the chairman of the board of trustees of Dixon Gallery and Gardens.

         Mr. Cobb went on to say, "It has been a distinct pleasure to have known and worked closely with Ben for over 25 years, and to have shared the vision of building SCB. On behalf of the employees of SCB, I want to thank him for his many years of dedicated service and wish him the very best in the future."



                                     -MORE-


                                CORPORATE OFFICE
            3800 Forest-Hill Irene Road, Suite 100, Memphis, TN 38125
           (800) 221-1640 (901-754-6577 Fax (901) 754-8463 www.scb.com

SCBI Reports First Quarter Results
Page 2
August 31, 2000



          Mr. Blair said, "SCB's Board of Directors also extends its thanks and appreciation to Ben for his leadership and efforts in bringing about this management transition. Ben has made many contributions to the Company, and we wish him well in his future endeavors."

         Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in SCB's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update this forward-looking information except as required by law.

          SCB Computer Technology, Inc. is a leading provider of information technology management and technical services to Fortune 1000 companies, state and local governments, and other large organizations. For additional information, visit SCB=s home page at: http://www.scb.com

                          SCB COMPUTER TECHNOLOGY, INC.
                              FINANCIAL HIGHLIGHTS
                    (in thousands, except per share amounts)


                                                       THREE MONTHS ENDED
                                                -------------------------------
                                                  7/31/00             7/31/99
                                                  -------             -------
Revenue                                         $    35,946        $     43,968
Cost of services                                     25,708              30,463
                                                -----------        ------------
      Gross profit                                   10,238              13,505
SG&A expenses                                         9,605               8,679
                                                -----------        ------------
Income from operations                                  632               4,826
Total non-operating income (expense)                    348                (845)
                                                -----------        ------------
Income before taxes                                     980               3,981
Income taxes                                            387               1,595
                                                -----------        ------------
Net income                                      $       593        $      2,386
                                                ===========        ============
Net income per share:
      Basic                                     $      0.02        $       0.10
                                                ===========        ============
      Diluted                                   $      0.02        $       0.10
                                                ===========        ============
Weighted average of common and common
   equivalent shares outstanding:

      Basic                                      25,045,324          24,711,924
                                                ===========        ============
      Diluted                                    25,045,324          24,762,648
                                                ===========        ============

                        SELECTED BALANCE SHEET HIGHLIGHTS


                                                   7/31/00             7/31/99
                                                   -------             -------
Current assets                                  $    51,389        $     59,101
Total assets                                    $   124,533        $    146,824
Long-term debt                                  $    15,735        $     44,084
Shareholders' equity                            $    48,165        $     56,944




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